Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Broadway Federal Bank, f.s.b. (a federal savings bank)

2.	Broadway Service Corporation (a California corporation, a wholly owned subsidiary of Broadway Federal Bank, f.s.b.)

3.	Broadway Financial Funding, LLC (a California corporation)